Exhibit 99.1

Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No 596/2014

Planegg/Munich, Germany, July 26, 2021

Ad hoc: MorphoSys AG to update financial guidance for 2021 and reduce financial liabilities

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announces today an update of its financial guidance for 2021 after preliminary completion of the latest evaluation of MorphoSys’ half year 2021 financial performance.

Based on the preliminary unaudited consolidated results for the first six months 2021, MorphoSys now expects Group revenues in the range of € 155 to € 180 million (previously: € 150 to € 200 million, provided on March 15, 2021 and reiterated on May 5, 2021). The updated revenue guidance primarily reflects updated Monjuvi® product sales expectations.

MorphoSys now expects Group operating expenses, which is comprised of R&D and Selling, as well as General & Administrative expenses, in the range of € 435 to € 465 million (previously: € 355 to € 385 million). R&D expenses now are expected to comprise 52 to 57% of Group operating expenses (previously 45-50%), excluding one-time transaction-related costs. The updated guidance for Group operating expenses mainly reflects the acquisition of Constellation Pharmaceuticals (Constellation), which was completed on July 15, 2021. The revised Group range also includes one-time transaction costs of € 36 million, related to the agreements with Constellation and Royalty Pharma.

As a result of the updated Monjuvi product sales expectations, the balance sheet position “Financial Liabilities from Collaborations, Net of Current Portion” is reduced from € 547.6 million (balance as of March 31, 2021) to € 445.9 million (balance as of June 30, 2021). The balance in “Financial Liabilities from Collaborations, Net of Current Portion”, reflects an accounting view of expected profits from the net product sales of Monjuvi in the U.S. in the r/r DLBCL setting owed to our partner Incyte. The reduction in Financial Liabilities from Collaborations has no impact to cash.

Full results will be published as planned on July 28, 2021.

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END OF AD HOC RELEASE

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Dr. Julia Neugebauer

Senior Director Investor Relations

Tel: +49 (0)89 / 899 27 179

julia.neugebauer@morphosys.com

Myles Clouston

Senior Director Investor Relations

Tel: +1 857-772-0240

myles.clouston@morphosys.com